Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

Business Combination between Sprint and T-Mobile

Consent Solicitation Q&A

Q:	Sprint announced that it received stockholder approval for the transaction. Should I still return my written consent?

A:

Sprint has requested that all holders of Sprint common stock as of the record date of October 1, 2018 execute and return written consents; however, because Starburst I, Inc. and Galaxy Investment Holdings, Inc., which collectively hold a majority of the outstanding common stock of Sprint, have executed and delivered written consents approving the proposals submitted to Sprint stockholders, stockholder approval for the transaction has been obtained, regardless of the delivery or withholding of consent by any other Sprint stockholder.

Q:	How do I return my written consent?

A:

Please complete, date and sign the enclosed written consent and promptly return it to Sprint at the address below, or email a .pdf copy of your signed and dated written consent to Sprint to the email addresses below.

Sprint Corporation

Corporate Secretary

6200 Sprint Parkway

Mailstop KSOPHF0302-3B679

Overland Park, Kansas 66251

shareholder.relations@sprint.com

Q:	What is the deadline for submission of written consents?

A:	Sprint has set November 28, 2018 as the targeted final date for the receipt of written consents. Sprint reserves the right to extend the Sprint consent deadline beyond November 28, 2018.

Q:	Why am I being asked to return a written consent if Sprint has already received stockholder approval for the transaction?

A:

Under applicable SEC guidance, a company may seek a commitment from principal security holders of a target to vote in favor of a business combination transaction and register the securities to be offered and sold in the transaction if, among other things, votes will also be solicited from target stockholders who have not entered such commitments.

Subsequent to the execution of the business combination agreement, Softbank Group Corp., SoftBank Group Capital Limited, Starburst I, Inc. and Galaxy Investment Holdings, Inc. entered into a support agreement providing that they would deliver written consents approving the proposals submitted to Sprint stockholders. Because the principal security holders of Sprint have agreed to deliver written consents in favor of the merger transactions, Sprint is seeking written consents from all Sprint stockholders in accordance with the applicable SEC guidance.

However, because Starburst I, Inc. and Galaxy Investment Holdings, Inc., which collectively hold a majority of the outstanding common stock of Sprint, have executed and delivered written consents approving the proposals submitted to Sprint stockholders, stockholder approval for the transaction has been obtained, regardless of the delivery or withholding of consent by any other Sprint stockholder.

Q:	What do I do if I want to vote against the transaction?

A:

If you are a Sprint stockholder at the close of business on the Sprint record date of October 1, 2018, you may vote against any proposal or sub-proposal described on your written consent by checking the “disapprove” box and returning your written consent prior to the deadline for submission of written consents following the above instructions.

However, because Starburst I, Inc. and Galaxy Investment Holdings, Inc., which collectively hold a majority of the outstanding common stock of Sprint, have executed and delivered written consents approving the proposals submitted to Sprint stockholders, stockholder approval for the transaction has been obtained, regardless of the delivery or withholding of consent by any other Sprint stockholder.

Q:	What if I am a record holder and I return a signed written consent without indicating a decision with respect to the Sprint proposals?

A:

If you are a Sprint stockholder at the close of business on the Sprint record date of October 1, 2018, and you return a signed written consent without indicating a decision with respect to the Sprint proposals, that will have the same effect as a vote for the Sprint proposals.

Q:	What happens if I do not return my written consent?

A:

If you are a Sprint stockholder at the close of business on the Sprint record date of October 1, 2018, and you do not return your written consent, that will have the same effect as a vote against the Sprint proposals.

However, because Starburst I, Inc. and Galaxy Investment Holdings, Inc., which collectively hold a majority of the outstanding common stock of Sprint, have executed and delivered written consents approving the proposals submitted to Sprint stockholders, stockholder approval for the transaction has been obtained, regardless of the delivery or withholding of consent by any other Sprint stockholder.

Q:	Can I change or revoke my written consent?

A:

Yes. If you are a Sprint stockholder at the close of business on the Sprint record date of October 1, 2018, you may change or revoke your consent to the Sprint proposals at any time before November 28, 2018 by sending in a new written consent with a later date or by delivering a notice of revocation to the corporate secretary of Sprint.

However, because Starburst I, Inc. and Galaxy Investment Holdings, Inc., which collectively hold more than a majority of the outstanding common stock of Sprint, have executed and delivered written consents approving the proposals submitted to Sprint stockholders, stockholder approval for the transaction has been obtained, regardless of the delivery or withholding of consent by any other Sprint stockholder.

Q:	Whom should I contact if I have any questions?

A:	If you have questions about the merger transactions or the solicitation of Sprint written consents, you may contact Sprint Shareholder Relations using the contact information listed below.

Sprint Shareholder Relations

6200 Sprint Parkway

Mailstop KSOPHF0302-3B679

Overland Park, Kansas 66251

Telephone: (913) 794-1091

shareholder.relations@sprint.com

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). The registration statement on Form S-4 was declared effective by the SEC on October 29, 2018, and T-Mobile and Sprint commenced mailing the joint consent solicitation statement/prospectus to their respective stockholders on October 29, 2018. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain these documents free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 26, 2018, for its 2018 Annual Meeting of Stockholders, and in Sprint’s subsequent Current Report on Form 8-K filed with the SEC on July 2, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint consent solicitation statement/prospectus. Investors should read the joint consent solicitation statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.